# SOMERSET SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

### ASSETS

| | |
|---|---|
| Cash | $ 25,352 |
| Commissions receivable | 141,050 |
| Due from related party | 37,242 |
| Prepaid expenses | 19,180 |
| TOTAL ASSETS | $ 222,824 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Commissions payable and accrued expenses | $ 55,412 |
| TOTAL LIABILITIES | 55,412 |
| Stockholder's Equity | |
| Common stock, $1 par value, authorized, issued and outstanding 1,000 shares | 1,000 |
| Additional paid-in capital | 156,301 |
| Retained earnings | 10,111 |
| TOTAL STOCKHOLDER'S EQUITY | 167,412 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 222,824 |